                                        Filed by Plum Creek Timber Company, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                  Commission File Number: 1-3506
                                    Subject Company: Georgia-Pacific Corporation




July 18, 2000



Dear Fellow Employees

I'd like to take this opportunity to tell you about an exciting development that is important to us all. Today we are announcing an agreement to merge Plum
Creek and Georgia-Pacific Corporation's The Timber Company, creating the second largest timber company in the United States. This is a major step forward in the realization of our strategy to become the nation's preeminent pure timber company. On completion of this transaction, Plum Creek will have over 7.9 million acres of highly productive, geographically diverse commercial timberland and significant operations in 19 states.

As you all know, the responsible management of timber resources has been at the heart of what we do and will be at the heart of Plum Creek in the future. Our advanced environmental stewardship and scientific expertise assure sustainability and predictability, and help us generate superior long-term financial returns.

With this merger we will apply these operating principles on an even larger scale, creating increasing value for our shareholders and new opportunities for our employees.

This transaction will take several months to complete, as there are a number of steps that still must be completed, including approval by our shareholders and the Internal Revenue Service.

In the meantime, I know you will continue to deliver the same level of dedication and energy that has made us a leader in our industry. When this transaction is complete, we will be the premier timber company in the world. We look forward to welcoming The Timber Company's employees to Plum Creek as we begin an exciting new chapter in our history.

For your information, we have set up a special "Merger Information" section on our internet site (www.plumcreek.com). As the transaction progresses, new information will be posted there. If you have any questions, please call Emilio Ruocco, Director of Investor Relations, or Bob Jirsa, Director of Corporate and Environmental Affairs.

Sincerely,


Rick R. Holley
President and CEO

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED BY PLUM CREEK WITH THE SEC REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PLUM CREEK AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM PLUM CREEK BY DIRECTING SUCH REQUEST TO PLUM CREEK TIMBER COMPANY, INC., ATTN: EMILIO RUOCCO, 999 THIRD AVENUE, SUITE 2300, SEATTLE, WA, 98104-4096.

The preceding communications contain forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the merger, estimated date of completion of the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include difficulties in the assimilation of operations, technologies and products of the Georgia-Pacific Corporation-The Timber Company ("The Timber Company"), diversion of management's attention from other business concerns and risks of entering new markets.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Plum Creek Timber Company, Inc. ("Plum Creek") with the SEC.

Plum Creek and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Plum Creek's stockholders to adopt the agreement providing for Plum Creek's acquisition of The Timber Company. The participants in this solicitation may include the directors and executive officers of Plum Creek, who may have an interest in the transaction including as a result of holding shares or options of Plum Creek. A detailed list of the names and interests of Plum Creek's directors and executive officers is contained in Plum Creek's Proxy Statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's website at www.sec.gov.